

UNCOMMON TRUST

TOMPKINS FINANCIAL

2011 CORPORATE REPORT

{UNCOMMON TRUST}

There are few things more important to people than having a financial institution they truly trust.

Tompkins Financial has worked hard to earn that kind of trust. By providing highly personalized service. By making decisions locally. By growing responsibly and creating long-term value. And by being active in the communities we serve.

This kind of commitment may be unusual. But we believe it is the only way to honor the customers and shareholders we value so much.

Uncommon trust.

At Tompkins Financial, we hope to make it the most common thing of all.

Financial Highlights

{IN THOUSANDS EXCEPT PER SHARE DATA}	YEAR ENDED DECEMBER 31 2011	2010	% CHANGE
Total assets	$3,400,248	$3,260,343	4.29%
Net income attributable to Tompkins Financial Corporation	$35,419	$33,831	4.69%
Diluted earnings per share	$3.20	$3.11	2.89%
Cash dividends per share	$1.40	$1.33	5.26%

Selected Financial Data

{IN THOUSANDS EXCEPT PER SHARE DATA}	2011	2010	YEAR ENDED DECEMBER 31 2009	2008	2007
Financial Statement Highlights					
Assets	$3,400,248	$3,260,343	$3,153,260	$2,867,722	$2,359,459
Total loans	1,981,849	1,910,358	1,914,818	1,817,531	1,440,122
Deposits	2,660,564	2,495,873	2,439,864	2,134,007	1,720,826
Other borrowings	186,075	244,193	208,956	274,791	210,862
Shareholders' equity	299,143	273,408	245,008	219,361	198,647
Interest and dividend income	137,088	144,062	146,795	140,783	132,441
Interest expense	25,682	32,287	39,758	50,393	58,412
Net interest income	111,406	111,775	107,037	90,390	74,029
Provision for loan and lease losses	8,945	8,507	9,288	5,428	1,529
Net securities gains	396	178	348	477	384
Net income attributable to Tompkins Financial Corporation	35,419	33,831	31,831	29,834	26,371
Per Share Information					
Basic earnings per share	3.21	3.13	2.98	2.81	2.47
Diluted earnings per share	3.20	3.11	2.96	2.78	2.45
Cash dividends per share	1.40	1.33	1.24	1.20	1.13
Book value per share	26.89	25.09	22.87	20.44	18.71
Selected Ratios					
Return on average assets	1.07%	1.06%	1.06%	1.13%	1.16%
Return on average equity	12.02%	12.72%	13.66%	14.15%	13.88%
Average shareholders' equity to average assets	8.94%	8.33%	7.74%	8.01%	8.38%
Dividend payout ratio	43.61%	42.49%	41.61%	42.70%	45.75%

Other Selected Data

{IN WHOLE NUMBERS, UNLESS OTHERWISE NOTED}	2011	2010	2009	2008	2007
Employees (average full-time equivalent)	719	726	720	686	662
Banking offices	46	45	45	45	39
Bank access centers (ATMs)	63	69	67	69	61
Trust and investment services assets under management, or custody (in thousands)	$2,780,622	$2,859,725	$2,542,792	$2,161,484	$2,345,575

Message to our Shareholders

It is a pleasure to once again report on another year of improved performance at your Company. We achieved records in both earnings and assets levels, and we have exciting plans for the future with our announced acquisition of VIST Financial Corp.

The dedication of our staff, our commitment to our communities, and our long-term focus on strategic planning have served us very well, enabling us not only to weather the economic challenges and regulatory changes of the past few years, but to deliver record operating results. These attributes are the key to the "Uncommon Trust" our customers have in us. You can be certain these areas of focus will remain our priorities as we strive to provide high-quality service to customers and healthy returns to shareholders in the years to come.

All of our business lines continued to flourish and attract new clients throughout the year. As we have expressed repeatedly, we welcome being a part of our clients' plans as they prepare for better times. We have begun to see subtle improvements in the economic outlook. Borrowing can be a reflection of confidence in the future, and our outstanding loans increased from the prior year despite significant payoffs in loans throughout the year. More than just an encouraging sign, it was also the result of a significant effort to find those in need of lending resources and in an appropriate position to borrow.

While the economy has not released its grip on all small businesses quite yet, we were pleased to see the levels of non-performing assets begin to decline in 2011. There have been some borrowers that required significant attention, although we hope improved credit quality measures are signs of better times to come. Thankfully, our credit quality measures have resulted in performance superior to the industry during the challenging economy.

Our fee income businesses also grew throughout the year, as Tompkins Financial Advisors was well prepared to guide its clients through these volatile market conditions. With capabilities including financial planning and investment services for retirement and college funding, business succession planning, and trust and estate services, nearly everyone can benefit from their expertise. Additionally, Tompkins Insurance Agencies continued to grow each of its business lines, most notably its recent focus on counseling small business clients that provide health care benefits.

We continually survey client satisfaction in all of our businesses and are honored that the results are so favorable. Our clients can trust that we will never take this for granted. We continue to focus on service levels and the expansion of the products and services our customers require.

Perhaps the most notable recent event was our announcement in January 2012 of the acquisition of VIST Financial ("VIST"), headquartered in Wyomissing, PA. Founded in 1909, VIST is a community bank in Southeast Pennsylvania with $1.4 billion in assets. VIST provides banking, insurance and wealth management to its clients through 21 branch offices, predominantly in Montgomery and Berks counties outside of Philadelphia.

For many years, we have been strategically looking for the right opportunity to expand our distribution. As we have said before, we have not been dependent on acquisitions for growth, but we would be open to focused opportunities where we could bring the strength of our Company to a new market. Most important was finding a good cultural match. Having first met VIST management in unrelated circumstances some time ago, it was immediately clear there was a good fit. When VIST more recently reached out to us, we were delighted to have the opportunity to provide an offer that we feel is in the best interests of both sets of shareholders.

As you may have noted from the information above, the VIST business model is similar to that of Tompkins. VIST Bank will operate as a separate subsidiary, just like Tompkins

Trust Company, The Bank of Castile and Mahopac National Bank. We are confident there will be synergies that will benefit both companies. We know there are lending products that are in demand in VIST markets where Tompkins can bring specific expertise. We also expect VIST will bring expertise to our team, and the combination of the two companies will allow each to service larger clients. Also notable will be the integration of VIST Insurance into Tompkins Insurance, nearly doubling the revenue from our current insurance business. Specifically, the VIST focus on health care insurance will deliver a seasoned business line to a segment we have only recently entered. Finally, Tompkins Financial Advisors will provide a much broader wealth management and trust product suite that should allow for good growth in VIST markets.

Many have asked why we are expanding into Pennsylvania from Ithaca, NY. Our strategy has been to locate markets with long-term sustainable growth potential, not just to fill in between our current franchises in the Hudson Valley, Central New York and Western New York. We have built a model that successfully manages these businesses from reasonable distances, and we have studied demographics, growth projections and the potential for available acquisitions for the past several years. The Southeast Pennsylvania market stood out as one of the most attractive. While we may be crossing a state line, the distance to this new market is virtually the same as that to our Mahopac National Bank market in the Hudson Valley region of New York, which has grown substantially since joining Tompkins in 2000.

We look forward to welcoming our new colleagues from VIST to our family. Closing is estimated during the third quarter of 2012, subject to satisfaction of various conditions, including shareholder and regulatory approvals.

While awaiting various regulatory approvals, we are delaying this year's annual shareholders' meeting for several weeks in order to simultaneously request your approval for the issuance of shares in this transaction. We believe the terms are very fair and represent an excellent opportunity for Tompkins' shareholders to benefit in the years ahead. For further information on this transaction, please refer to our



Left to right: Stephen S. Romaine, President and CEO; James J. Byrnes, Chairman.

proxy statement, or contact us for a copy of the press release issued in January. The press release is also available online at www.tompkinsfinancial.com. Specific dates and locations for our annual and shareholder informational meetings will be communicated in the quarterly dividend message and will be posted on our website.

We have always appreciated the support of our shareholders, and we will continue to work hard to deliver superior results for you. The results of Tompkins Financial have only been possible due to the extraordinary efforts of our employees. We are grateful to them for their dedication to our Company and our customers.

James J. Byrnes
Chairman

Stephen S. Romaine
President & CEO

Central New York: A celebration of 175 years.

Last year was a significant one for Tompkins Trust Company in Central New York. It was the 175th anniversary of our founding. It is a rare occasion when a company not only exists for such a long period of time, but also grows, prospers and sets a standard for others to follow.

Gregory J. Hartz
President & CEO | Tompkins Trust Company



Our 175th year was one of continued growth. Residential lending volume was at near record levels as consumers took advantage of historically low interest rates to purchase a home or refinance their current mortgage. While refinancing represented a sizable portion of the volume, many of these mortgages came from lenders other than Tompkins Trust Company.

We also showed strong growth in core deposits. Checking deposits grew by 16% in 2011, and total deposits increased as well. These increases were not only a success for our bank, but an indication of improved economic activity in Central New York.

Commercial lending and trust/wealth management services also achieved their business goals for the year. Within commercial lending, portfolio credit quality remained within appropriate standards and continued to improve.

We applaud the efforts of all the people of Tompkins serving Central New York. Together, our bankers, insurance advisors, trust officers and wealth advisors have achieved increased growth for Tompkins throughout the region by serving our clients as a trusted advisor. Through their efforts, our offices continued to make strong gains in their markets. Our Auburn office, just opened in 2003, moved up to the second position in market share of bank deposits in Cayuga County.

No less important, Tompkins Trust Company had a strong year in community support. We helped more than 250 organizations including contributions to the capital campaigns for Franziska Racker Centers' Making Room Campaign, the YWCA of Cortland and the Ithaca Aviation Heritage Foundation's restoration of the Thomas Morse Scout. Built in the early 1900s,

"Tommy" made Ithaca a world leader in aviation technology at the time. Tompkins Trust Company celebrates Ithaca's long history as a leader in technology innovation.

In all of the communities we serve, our officers and employees continue to be actively involved in not-for-profit organizations, economic development agencies and support services.



The 175th Anniversary culminated in a summer block party on the Commons in Ithaca. The event was attended by employees, family members and friends of Tompkins Trust Company. The celebration received a tremendous amount of positive feedback from the community.


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LIFE
New York State


Central Registration

As the only community hospital in Cayuga County, the people of Auburn Community Hospital understand the importance of serving their neighbors. They also appreciate having a bank which shares that value too. Scott Berlucchi, President and CEO of the hospital, started working with Tompkins Trust Company about four years ago. Tompkins provided the hospital with a line of credit that was a key to building the hospital's new Stardust Community Birthing Center. Because of the success of that relationship, the hospital now uses Tompkins Insurance Agencies for many of their insurance needs. In a relatively small community, Tompkins is helping Auburn Community Hospital to have a decidedly big impact.

2011 saw an increase in collaboration among our three organizations in the region. Tompkins Trust Company, Tompkins Financial Advisors and Tompkins Insurance Agencies partnered to bring our customers the widest range of financial services.


The Overhead Door Company of Cortland has been a family-owned business for four generations. Thanks to Tompkins, the transition to the latest generation will be a smooth one. "Tompkins has helped us extensively with estate planning," says Garry Marsted. "They take a personal interest in who you are and where you are going." Garry and his wife, Katia, are customers of both Tompkins Financial Advisors and Tompkins Trust Company. Garry appreciates how they have made his life easier. "I can do everything I need to do with them," he says. "And when we have a question, we can call and get an answer locally. That is worth everything."



For Tompkins Insurance Agencies, 2011 included the successful integration of Olver and Associates in Ithaca. Olver and Associates is a well respected agency in the region. This acquisition provides a solid expansion of our team in the Ithaca area.

Mark Kreydt
Executive Vice President
Tompkins Insurance Agencies



Despite increased competition and a soft economic environment in the insurance industry, Tompkins Insurance Agencies continued to post solid numbers in both Central and Western New York. Commercial lines had revenue retention of 94% and organic growth of 3%, while peer growth nationwide was zero. Personal lines had 94% revenue retention and customer retention of 93%. Tompkins Insurance Agencies was ranked # 37 in the 2011 edition of Who's Who in Bank Insurance, up from # 39 in the prior year, and was one of three bank firms identified as "Up-&-Comers."



A single word had a huge impact on Security Mutual's shift in wealth management relationships. "Whenever we asked our old bank for something, we were told 'No,'" says Tom Ruane, President of the New York State-based insurance company. After switching to Tompkins Financial Advisors and Tompkins Trust Company, things became much simpler for Tom and CFO Roy Hall. "We no longer have to jump through hoops," says Tom. "We talk to their people about what we need, and they run with it." Tom also appreciates Tompkins' community involvement. "They practice what they preach," he says. "They are our hometown bank, and they truly support organizations in our hometown."

In January of 2011, Tompkins Financial Advisors launched its new name. This event also heralded a broader offering of services, adding comprehensive financial planning and risk management services to our investment management, and trust and estate capabilities. The name change was accompanied by an integration of tools and technology that provided new efficiencies for employees and clients.

Michelle Benedict-Jones
Managing Director - Central NY | Tompkins Financial Advisors





In Central New York, Tompkins Financial Advisors increased new assets under management by 16%. Retention rates for clients continued to exceed 95%, and most new business came through referrals from current clients. Tompkins Financial Advisors also added two experienced wealth advisors to our team in Central New York. Their excellent credentials and years of experience are consistent with those of our other wealth advisors and trust officers, and will serve us well as we continue to grow throughout this region.

Western New York: Passing a major milestone.

With the efforts of dedicated staff, The Bank of Castile crossed a significant threshold early in 2012, passing one billion dollars in total assets. The steady growth has occurred while the bank remained focused on its core market area in Western New York.

James W. Fulmer
Chairman, President & CEO | The Bank of Castile



The communities of Western New York appreciate our high quality of personal service, diversity of products and commitment to excellence. Our branches have continued to show increases throughout the region, several of them reaching new highs in deposit levels. In both Livingston and Genesee counties, The Bank of Castile now holds the largest deposit share.

These increases are the result of the consistent efforts of committed branch managers and employees. We continue to have strong, knowledgeable people at all levels of our bank. Employment is remarkably stable. When positions become available, they are often filled from within the Company, helping to provide seamless transitions.

During 2011, we opened our 16th branch location in the Tompkins Financial Advisors office in Pittsford. This serves as a professional branch servicing primarily commercial loan customers. Tompkins Insurance Agencies also has staff at this location, making it a financial center that can assist businesses or individuals with a suite of services.

Expanded services in Pittsford are part of our growth strategy for Rochester and Monroe County, where a solid team of lenders supports our two traditional branches. This Monroe County team enjoyed a major success when St. John Fisher College named The Bank of Castile as its primary bank. St. John Fisher is one of the major colleges in the Rochester region, with 4,500 students. Acquiring the college's business was a team effort across Tompkins Financial. It demonstrates that we are capable of providing exceptional service to some of the larger and more complex enterprises in the area.

A major renovation project was completed at our Castile office, enabling us to provide a better experience for all of our customers. We are proud to provide this significant improvement as a way of thanking the community where The Bank of Castile was founded in 1869.


ST. JOHN FISHER

When St. John Fisher looked at nine different banks for the college's business, The Bank of Castile came out on top. "What really put them over the edge was their customer service," says Tom O'Neil, V.P. for Financial Affairs and Human Resources at the college. "We felt The Bank of Castile really cared about who we were. We weren't just another notch in their belt." Though the college is a $120 million corporation, Tom felt they had become a "small blip" on their previous bank's radar. "But now, we talk to the same local people," says Tom. "That continuity has been critical." From processing payroll, to installing a new ATM for students, the transition has been seamless: "Everything they've touched has gone smoothly."

When Robert Call arrived from England in 1854, he had $10 in his pocket. He never imagined that the farm he started would one day be one of the Top 100 Growers in the U.S. "We were with a bigger bank for a long time," says Patti Riner, Robert's great-great granddaughter. "We were just an account number." Now that My-T Acres has switched to The Bank of Castile, she and her family have no regrets. "The personal attention has been tremendous!" The success of that relationship convinced the family to use Tompkins Insurance Agencies for employee health insurance, too. Patti feels the bank reflects her family's values. "In agriculture, we want people to buy local. If we don't do that ourselves, how can we expect that from others?"





We continue to emphasize community involvement for our employees, who serve in many capacities within organizations assisting our neighbors. We were honored that two of our employees received special recognition from the Genesee County Chamber of Commerce for distinguished service to the community and excellence in community leadership. We congratulate and thank all of our employees for their outstanding contributions to their communities.



Joe Spadaro is not someone who feels comfortable sitting still. His limousine company, S & S Limousines, made nearly 7,000 runs in 2011. He and his father, Tom, also custom build limos for customers across the country. In Tompkins Insurance Agencies, Joe sees a company much like his own. "They get it done quick," says Joe, who is also a customer of The Bank of Castile. "And they always go a couple of steps beyond what I'm expecting." Joe appreciates the proactive nature of his relationship with Tompkins. "They keep track of what's going on around here," says Joe. "When one of my limos was hit by another driver, they were here checking out the limo before I was. They just make everything about insurance easier."



Tompkins Insurance Agencies also had an exceptional year. Revenue was up 6% across both regions, with operating profits growing 16%.



David S. Boyce
President & CEO
Tompkins Insurance Agencies

The agency was able to benefit from the addition of several significant new customers generated from referrals from our sister companies, demonstrating the power of partnership. Tompkins Insurance Agencies was the third-largest commercial insurance firm in the Rochester Market, as ranked by the Rochester Business Journal.

Employee Benefits had 31% revenue growth, with 98% customer retention. Tompkins Insurance Agencies began a new relationship with the Genesee County Chamber of Commerce to provide benefits services to its members, enabling the firm to work with several hundred new businesses.

As President of Bristol ID Technologies, Keith Yeates has led the company on a path of steady growth. He depends on Tompkins Financial Advisors to do the same for his portfolio. "I started working with them when I first came to Rochester," says Keith, a native of England. "They have many of the qualities that make our business successful. They're very customer friendly, very approachable." And while Keith has a Ph.D. in industrial engineering, he still appreciates how Tompkins makes things simple. "They are always reaching out to make sure I understand what's going on," says Keith. "I trust them implicitly. And that makes me comfortable investing my hard-earned money with them."

Our wealth management business experienced a major rebranding in 2011 as the firm's new name of Tompkins Financial Advisors was rolled out throughout the region. The change was regarded very favorably by our clients, many of whom appreciate the stability and security of Tompkins Financial. Customers were pleased with the addition of trust and estate services to complement our financial planning, investment, tax and risk management services.



Laurie Haelen
Managing Director - Western NY | Tompkins Financial Advisors



Laurie Haelen, formerly Director of Investment Services, was named Managing Director for Tompkins Financial Advisors in Western New York. Laurie was also selected as a finalist for the prestigious Athena Award, which recognizes outstanding achievements among professional women.

We enter 2012 well positioned for growth. We have expanded our team of wealth management professionals with the addition of an experienced senior wealth advisor and a risk management specialist.

Tompkins Financial Advisors finished the year over 20% ahead in assets under management in the region, with net income growth of over 40%. Our customer retention rate continued to exceed 95%.

Hudson Valley Region: Growing in a challenging economy.

Though it was another challenging year for the economy in the Hudson Valley Region, Mahopac National Bank produced solid results thanks to the quality of our people and their relationships with our clients.

Gerald J. Klein, Jr.
President & CEO | Mahopac National Bank



We were pleased to experience growth in our loan portfolio at a time when many banks in the region had net negative losses in loan balances. Our commercial loan originations were up 24% over the prior year, with particular strength in the fourth quarter. Residential loans also had strong increases over 2010, with residential mortgage originations up 27%.

Checking account deposits grew by nearly 19% and core deposit balances increased as well in 2011. This success, particularly in challenging times, reflects the efforts of all our staff and the trusted relationships they build with clients.

We celebrated the tenth anniversary of the opening of our Hopewell Junction branch, our first location in Dutchess County. Our three Dutchess branches have been well received in their respective communities, and our Hopewell office now holds second position in deposit share among banks in Hopewell Junction.

Throughout the year, our people continued to provide outstanding support to local philanthropic agencies. We helped in excess of 150 organizations, through both financial support and volunteerism. Our staff continues to hold leadership positions at numerous charitable organizations.

We enter 2012 well positioned for growth. Two experienced commercial lending professionals have joined our business banking team in Westchester. We completed a major renovation of our Sleepy Hollow branch, and we will be relocating our Yonkers office to a larger facility in the same area, enabling us to better serve our clients with more private meeting space and more convenient parking.

The relationship between our bankers and our wealth advisors continues to expand. Banking and wealth management professionals from Mahopac National Bank and Tompkins Financial Advisors work exceptionally well in partnership, helping our customers get the most value from our combined expertise.



In the fast-paced world of real estate law, attorneys Jim Meyer and Matt Spencer rely heavily on Mahopac National Bank. "Mahopac is really part of our team," says Matt. "They are on our side, doing everything they can to make our closings happen." The convenience of our Remote Deposit and Escrow Manager services has simplified management of their banking accounts and helped them save time. And Mahopac's willingness to work on tight timelines has helped Jim and Matt provide their clients with superior customer service. "We've had banks give us very good service before," says Jim. "But it just doesn't compare to what we are getting now from Mahopac. After a closing, we've had clients tell us, 'That's a great bank!'" As a result of this success, the partners now refer clients to Tompkins Financial Advisors for trust services, too.

"Most bankers want you to go to their office," says Glenn Lois, owner of Durant's Tents and Tool Rentals by Durant's. "But Mahopac National Bank came out to see my operation. They got to know my needs first hand." That was just one of the big changes Glenn noticed when he switched to Mahopac. "They have terrific customer service," he says. "Everyone is truly a pleasure to work with." And thanks to the bank's hands-on, local approach, Glenn was able to quickly get the line of credit he needed. "You can't go anywhere without hearing that banks are anti-business," says Glenn. "But I couldn't have asked for more from Mahopac National Bank."




CORN



Alan Dretel preferred a small-town bank relationship. But he also needed a bank that could serve his 18 locations from Maine to North Carolina. He found everything he needed in Mahopac National Bank. "They treat us like we're special," says Alan. "Everyone is accessible. I can call the bank president at 6 AM and talk to him." Remote Deposit and Internet Banking make things easy for all his locations. "That has really helped us to grow," he says. "I can just call up my account and see my balance and activity anywhere." So to Alan, the future looks bright: "D & S Pump & Supply has grown far beyond my vision. And Mahopac National Bank has been one of our biggest assets."


THE PUMP PEOPLE
D&S
Pump &
Supply

"We know who they are—and they know who we are." With those words, Karl Kleinschrod sums up what he loves about Tompkins Financial Advisors. Karl, a former President of Dairy Conveyor Corporation, and his wife, Beverly, had a long-term relationship with one of the nation's largest brokerage houses. "We were a small fish in a big pond," he says. "And we were always getting used to new faces." His relationship with Tompkins started when he met people from Mahopac National Bank while working on a local economic development board. Soon after, he switched his business and personal banking. Then, he moved his investments to Tompkins Financial Advisors. "They are almost like family," says Karl. "And we have done better financially with Tompkins. We are very, very happy with them."



The new office of Tompkins Financial Advisors in White Plains, opened in 2010, continued to provide excellent exposure. Prospective customers and key centers of influence in the legal and accounting communities welcomed a wealth management firm with the Tompkins reputation for strength and stability.

Tiffany O'Toole
Managing Director - Hudson Valley Region | Tompkins Financial Advisors





In the first full year of operation at the White Plains office, our wealth management team exceeded the goals set for the new office, significantly increasing new investment assets and growing our base of clients. Trust services income also increased, up 38% over 2010.

We expanded our wealth management team with the addition of an experienced attorney as senior trust counsel, based in our White Plains office. Our Tompkins Financial Advisors team has been well received by clients and by the community of professionals who refer business to us.

Our White Plains office took part in supporting an innovative program for cancer patients. A sponsorship from Tompkins Financial Advisors helped with start-up costs for launching The Wig Exchange, a program of Sole Ryeders & Friends, a Westchester volunteer group. The Wig Exchange provides gently used wigs to women who have experienced hair loss due to chemotherapy.


IN MILLIONS Total Loans
$1,440
$1,818
$1,915
$1,910
$1,982
$1,100
07
08
09
10
11


IN MILLIONS Total Deposits
$1,721
$2,134
$2,440
$2,496
$2,661
$1,100
07
08
09
10
11


PER SHARE IN DOLLARS Diluted Earnings[1]
$2.45
$2.78
$2.96
$3.11
$3.20
$2.00
07
08
09
10
11


PER SHARE IN DOLLARS Cash Dividends[1]
$1.13
$1.20
$1.24
$1.33
$1.40
$0.50
07
08
09
10
11

1. Per share data has been retroactively adjusted to reflect a 10% stock dividend paid on February 15, 2010.

Consolidated Statements of Condition

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)	AS OF DECEMBER 31, 2011	2010
Assets		
Cash and noninterest bearing balances due from banks	$ 47,297	$ 47,339
Interest bearing balances due from banks	2,170	2,226
Money market funds	100	100
Cash and Cash Equivalents	49,567	49,665
Trading securities, at fair value	19,598	22,837
Available-for-sale securities, at fair value	1,143,546	1,039,608
Held-to-maturity securities, fair value of $27,225 at December 31, 2011, and $56,064 at December 31, 2010	26,673	54,973
Loans and leases, net of unearned income and deferred costs and fees	1,981,849	1,910,358
Less: Allowance for loan and lease losses	27,593	27,832
Net Loans and Leases	1,954,256	1,882,526
Federal Home Loan Bank stock and Federal Reserve Bank stock	19,070	21,985
Bank premises and equipment, net	44,712	46,103
Corporate owned life insurance	43,044	40,024
Goodwill	43,898	41,649
Other intangible assets, net	4,096	4,207
Accrued interest and other assets	51,788	56,766
Total Assets	$3,400,248	$3,260,343
Liabilities		
Deposits:		
Interest bearing:		
Checking, savings, and money market	1,356,870	1,230,815
Time	687,321	741,829
Noninterest bearing	616,373	523,229
Total Deposits	2,660,564	2,495,873
Federal funds purchased and securities sold under agreements to repurchase	169,090	183,609
Other borrowings, including certain amounts at fair value of $12,093 at December 31, 2011 and $11,629 at December 31, 2010	186,075	244,193
Trust preferred debentures	25,065	25,060
Other liabilities	60,311	38,200
Total Liabilities	$3,101,105	$2,986,935
Equity		
Tompkins Financial Corporation shareholders' equity:		
Common stock – par value $.10 per share: Authorized 25,000,000 shares; Issued: 11,159,466 shares at December 31, 2011; and 10,934,385 shares at December 31, 2010	1,116	1,093
Additional paid-in capital	206,395	198,114
Retained earnings	96,445	76,446
Accumulated other comprehensive loss	(3,677)	(1,260)
Treasury stock, at cost – 95,105 shares at December 31, 2011, and 92,025 shares at December 31, 2010	(2,588)	(2,437)
Total Tompkins Financial Corporation Shareholders' Equity	297,691	271,956
Noncontrolling Interests	1,452	1,452
Total Equity	$ 299,143	$ 273,408
Total Liabilities and Equity	$3,400,248	$3,260,343

Consolidated Statements of Income

(IN THOUSANDS, EXCEPT PER SHARE DATA)	YEAR ENDED DECEMBER 31, 2011	2010	2009
Interest and Dividend Income			
Loans	$103,998	$106,357	$107,452
Due from banks	12	31	27
Federal funds sold	7	17	15
Money market funds	0	0	36
Trading securities	873	1,084	1,362
Available-for-sale securities	30,103	33,989	35,196
Held-to-maturity securities	1,185	1,535	1,814
Federal Home Loan Bank stock and Federal Reserve Bank stock	910	1,049	893
Total Interest and Dividend Income	137,088	144,062	146,795
Interest Expense			
Time certificates of deposit of $100,000 or more	3,292	4,297	5,442
Other deposits	9,795	13,380	18,769
Federal funds purchased and securities sold under agreements to repurchase	4,872	5,418	6,254
Trust preferred debentures	1,580	1,581	1,087
Other borrowings	6,143	7,611	8,206
Total Interest Expense	25,682	32,287	39,758
Net Interest Income	111,406	111,775	107,037
Less: Provision for Loan and Lease Losses	8,945	8,507	9,288
Net Interest Income After Provision for Loan and Lease Losses	102,461	103,268	97,749
Noninterest Income			
Investment services income	14,287	14,329	13,328
Insurance commissions and fees	13,542	12,738	12,307
Service charges on deposit accounts	8,491	8,554	9,312
Card services income	5,060	4,285	3,664
Mark-to-market gain on trading securities	62	219	204
Mark-to-market (loss) gain on liabilities held at fair value	(464)	(441)	1,263
Other income	6,705	6,331	5,933
Net other-than-temporary impairment losses[1]	(65)	(34)	(146)
Net gain on securities transactions	396	178	348
Total Noninterest Income	48,014	46,159	46,213
Noninterest Expenses			
Salaries and wages	44,140	42,530	40,459
Pension and other employee benefits	14,275	14,523	13,367
Net occupancy expense of premises	7,117	7,161	7,135
Furniture and fixture expense	4,463	4,421	4,462
FDIC insurance	2,527	3,768	4,976
Amortization of intangible assets	589	762	915
Other operating expenses	25,441	25,880	25,303
Total Noninterest Expenses	98,552	99,045	96,617
Income Before Income Tax Expense	51,923	50,382	47,345
Income Tax Expense	16,373	16,420	15,383
Net Income Attributable to Noncontrolling Interests and Tompkins Financial Corporation	35,550	33,962	31,962
Less: Net Income Attributable to Noncontrolling Interests	131	131	131
Net Income Attributable to Tompkins Financial Corporation	$35,419	$33,831	$31,831
Basic earnings per share[2]	$3.21	$3.13	$2.98
Diluted earnings per share[2]	$3.20	$3.11	$2.96

1. In 2011, other-than-temporary impairment ("OTTI") on securities available-for-sale totaling $178,000 in losses were recognized which included $113,000 recognized in AOCI, and $65,000 of OTTI losses recognized in noninterest income. In 2010, OTTI on securities available-for-sale totaling $34,000 was recognized in noninterest income. There were no additional non-credit OTTI losses on these securities in 2010. In 2009, OTTI on securities available-for-sale totaling $1.8 million in losses were recognized which included $1.6 million recognized in accumulated other comprehensive income, and $146,000 of OTTI losses recognized in noninterest income.

2. Per share data has been retroactively adjusted to reflect a 10% stock dividend paid on February 15, 2010.

Consolidated Statements of Changes in Shareholders' Equity

(IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	TREASURY STOCK	NONCONTROLLING INTERESTS	TOTAL
Balances at December 31, 2010	$1,093	$198,114	$76,446	$(1,260)	$(2,437)	$1,452	$273,408
Comprehensive income:							
Net income attributable to noncontrolling interests and Tompkins Financial Corporation			35,419			131	35,550
Other comprehensive loss				(2,417)			(2,417)
Total Comprehensive Income							33,133
Cash dividends ($1.40 per share)			(15,420)				(15,420)
Net exercise of stock options and related tax benefit (26,757 shares, net)	2	880					882
Stock-based compensation expense		1,261					1,261
Shares issued for dividend reinvestment plan (61,262 shares)	6	2,429					2,435
Shares issued for employee stock ownership plan (25,139 shares)	3	1,050					1,053
Directors deferred compensation plan (3,080 shares)		151			(151)		0
Net shares issued related to restricted stock awards (36,735 net shares)	4	(17)					(13)
Stock issued for purchase acquisition (75,188 shares)	8	2,527					2,535
Dividend to non-controlling interests						(131)	(131)
Balances at December 31, 2011	$1,116	$206,395	$96,445	$(3,677)	$(2,588)	$1,452	$299,143

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded under the symbol "TMP" on the NYSE-Amex (the "Exchange"). The high and low closing sale prices, which represent actual transactions as quoted on the Exchange, of the Company's common stock for each quarterly period in 2010 and 2011 are presented on the right. The per share dividends paid by the Company in each quarterly period in 2010 and 2011 and the payment dates of these dividends are also presented to the right.

		Market Price		Cash Dividends	
		High	Low	Amount	Date Paid
2010	1st Quarter	$39.05	$35.00	$.31	2/15/10
	2nd Quarter	43.44	36.52	.34	5/14/10
	3rd Quarter	42.03	36.13	.34	8/16/10
	4th Quarter	41.91	38.04	.34	11/15/10
2011	1st Quarter	$41.85	$39.15	$.34	2/15/11
	2nd Quarter	42.20	36.43	.34	5/16/11
	3rd Quarter	41.00	34.01	.36	8/15/11
	4th Quarter	40.49	33.75	.36	11/15/11

Cash dividends per share and the high and low market prices in the table above have been retroactively adjusted to reflect a 10% stock dividend paid on February 15, 2010.

As of February 21, 2012, there were approximately 2,482 holders of record of the Company's common stock.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Tompkins Financial Corporation,

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of Tompkins Financial Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011 (not presented herein); and in our report dated March 8, 2012, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying consolidated condensed financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Tompkins Financial Corporation Board of Directors




17
11
5
4
1
3
12
13
15
7
14
9
8
6
2
16
10

1. James J. Byrnes
Chairman

2. Thomas R. Salm*
Vice Chairman
Retired Vice President, Business & Administration, Ithaca College

3. Stephen S. Romaine
President & CEO

4. James W. Fulmer
Vice Chairman
Tompkins Financial
Chairman, President & CEO
The Bank of Castile

5. John E. Alexander
Founder, The CBORD Group, Inc.

6. Paul J. Battaglia, CPA
Managing Director
Freed Maxick & Battaglia, CPAs, P.C.

7. Daniel J. Fessenden
Executive Director
Fred L. Emerson Foundation, Inc.

8. Reeder D. Gates
Retired President, R.D. Gates Ltd.

9. Carl E. Haynes
President, Tompkins Cortland Community College

10. James R. Hardie
Vice Chairman, Tompkins Insurance Agencies, Inc.

11. Susan A. Henry, Ph.D.
Professor, Department of Molecular Biology and Genetics
Cornell University

12. Patricia A. Johnson
Treasurer, Cornell University

13. Sandra A. Parker
President & CEO
Rochester Business Alliance

14. Thomas R. Rochon
President, Ithaca College

15. Michael H. Spain
President, Spain Agency, Inc.

16. William D. Spain, Jr.
Chairman, Mahopac National Bank
Managing Partner,
Spain & Spain, PC

17. Craig Yunker
Managing Partner, CY Farms

* Retiring effective June 2012

Tompkins Financial Corporation Leadership Team




8
2
3
9
4
1
5
7
6
10

1. Stephen S. Romaine
President & CEO
Tompkins Financial

2. Robert B. Bantle*
Executive Vice President
Tompkins Services

3. David S. Boyce
President & CEO
Tompkins Insurance Agencies, Inc.

4. Francis M. Fetsko
Executive Vice President
CFO & Treasurer

5. James W. Fulmer
Chairman, President & CEO
The Bank of Castile

6. Gregory J. Hartz
President & CEO
Tompkins Trust Company

7. Rosemary M. Hyland
Senior Vice President
Director of Human Resources

8. Gerald J. Klein, Jr.
President & CEO
Mahopac National Bank

9. Richard W. Page
Senior Vice President
Chief Technology Officer

10. Kathleen M. Rooney**
Executive Vice President
Corporate Marketing Officer

* Retiring effective June 2012
** Retiring effective March 2012

Boards of Directors

Tompkins Trust Company

James J. Byrnes
Chairman

Thomas R. Salm*
Vice Chairman
Retired Vice President, Business & Administration, Ithaca College

Gregory J. Hartz
President & CEO

John E. Alexander
Founder, The CBORD Group, Inc.

Francis E. Benedict*
Retired Executive Vice President
Tompkins Trust Company

Daniel J. Fessenden
Executive Director
Fred L. Emerson Foundation, Inc.

Reeder D. Gates
Retired President, R.D. Gates, Ltd.

Carl E. Haynes
President, Tompkins Cortland Community College

Susan A. Henry, Ph.D
Professor, Department of Molecular Biology and Genetics
Cornell University

Patricia A. Johnson
Treasurer, Cornell University

Thomas R. Rochon
President, Ithaca College

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

* Retiring 2012

The Bank of Castile

James W. Fulmer
Chairman, President & CEO

Paul J. Battaglia, CPA
Managing Director
Freed Maxick & Battaglia, CPAs, P.C.

Joseph G. Bucci
Co-founder & Vice Chairman
American Rock Salt Co., Inc.
Founder & Owner, Bucci Real Estate

Phillip J. Clark, P.E.
Chairman & CEO
Clark Patterson Lee

Thomas E. Cushing
Vice President
Secretary-Treasurer
J.O. Cook, Inc.

David N. DeLaVergne
Retired Senior Vice President
The Bank of Castile

John P. Linfoot
President
John P. Linfoot, Inc.

John D. McClurg
President
McClurg Chrysler Dodge Jeep, Inc.
& McClurg Chevrolet Buick, Inc.

Sandra A. Parker
President & CEO
Rochester Business Alliance

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

Stephen R. Stoddard, DVM
Perry Veterinary Clinic

Craig Yunker
Managing Partner
CY Farms

Mahopac National Bank

William D. Spain, Jr.
Chairman
Managing Partner
Spain & Spain, PC

Gerald J. Klein, Jr.
President & CEO

James J. Byrnes
Chairman
Tompkins Financial Corporation

James W. Fulmer
Vice Chairman
Tompkins Financial Corporation

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

C. Compton Spain
Attorney, Spain & Spain, PC

Michael Spain
President, Spain Agency, Inc.

Tompkins Insurance Agencies

James W. Fulmer
Chairman
Vice Chairman
Tompkins Financial Corporation

James R. Hardie
Vice Chairman

David S. Boyce
President & CEO

David J. Cecere
Executive Vice President

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

Frank Vitagliano, Jr.
Senior Vice President

Senior Officers

Central New York

Tompkins Trust Company

Gregory J. Hartz
President & CEO

Robert B. Bantle*
Executive Vice President
Tompkins Services

Francis M. Fetsko
Executive Vice President
Chief Financial Officer

Steven E. Bacon
Senior Vice President
Commercial Banking

Paul W. Banfield
Senior Vice President
Commercial Banking

Stephen R. Hoyt
Senior Vice President
Commercial/Consumer Services

Richard W. Page
Senior Vice President
Chief Technology Officer

John T. Saunders
Senior Vice President, Treasurer

Helen D. Talty
Senior Vice President
Community Banking Manager

Christine M. Allen
Vice President, Consumer & Residential Mortgage Underwriting

Terry G. Barber
Vice President
Information Technology

Douglas M. Brown
Vice President
Financial Controls Manager

Michael C. Cannon
Vice President
Commercial Banking

Cindy A. Cute
Vice President, Benefits Manager

Jeffrey Dobbin
Vice President, Commercial Banking

Mary C. Dorman
Vice President, Loan Servicing

Anthony D. Franceschelli
Vice President, Community Banking

Kevin P. Harty
Vice President, Finance

David K. Kershaw
Vice President & Controller

Susan C. LaLonde
Vice President, Corporate Compliance

Richard W. W. Lind
Vice President
Central Recovery Manager

Randy C. Lovell
Vice President
Corporate Risk Manager

Lillian E. Marshall
Vice President, Operations

Gregory H. May
Vice President
Residential Mortgage Lending

Karen E. Parkes
Vice President
Small Business Lending Services

Scott M. Pronti
Vice President
Human Resources Manager, CNY

Ursula H. Russ
Vice President
Marketing Sales Manager

Gregory H. Smith
Vice President
Information Security Officer

Matthew R. Valaik
Vice President, Branch Manager

Tompkins Financial Advisors

Michelle Benedict-Jones
Senior Vice President
Managing Director
Central New York

Samuel V. Brewer
Vice President
Senior Wealth Advisor & Trust Officer

Catherine L. Haupert
Vice President
Sr. Wealth Advisor & Trust Officer

Chris Kim
Vice President, Wealth Advisor

Paul E. Marino
Vice President
Senior Wealth Advisor

Tara T. Masters
Vice President, Trust Officer

John A. Poli
Vice President
Senior Wealth Advisor & Trust Officer

Philip S. Winn
Vice President, Trust Officer

Michael J. Zoanetti
Vice President
Senior Wealth Advisor

Tompkins Insurance Agencies, Inc.

Mark J. Kreydt
Executive Vice President

W. David Banfield
Senior Vice President

Neil R. Olver
Senior Vice President

Frank Smith
Senior Vice President

Western New York

The Bank of Castile

James W. Fulmer
Chairman, President & CEO

Leslie R. Beardslee
Senior Vice President
Credit Administration

Thomas G. Dambra
Senior Vice President
Community Banking Manager

John M. McKenna
Senior Vice President
Commercial Banking

Susan Myers Valenti
Senior Vice President
Marketing

Mark E. Barber
Vice President
Small Business Credit Manager

Steven K. Beardsley
Vice President
Commercial Banking

Robert J. Bennett
Vice President
Marketing Sales Manager

Jonah L. Broughton
Vice President
Commercial Banking

Kimberley S. Brown-Webster
Vice President
Human Resources Manager, WNY

Sherri A. Catalano
Vice President
Residential Mortgages/
Corporate CRA Officer

Mary L. Conlon
Vice President, Branch Manager

Thomas H. Felton
Vice President
Commercial Banking

Matthew P. Gaynor
Vice President
Commercial Banking

Peter W. Hin
Vice President
Commercial Banking

Deborah J. James
Vice President
Service Delivery Manager

Bradley G. James
Vice President
Information Technology

Thomas H. Kishlar
Vice President
Commercial Banking

Gregg C. McAllister
Vice President, Sales
Communications and Support

Michael D. McKenzie
Vice President
Marketing Efficiency Manager

Mark A. Merrill
Vice President
Commercial Banking

Tyna S. Slocum
Vice President
Loan Review & Workout

Pamela A. Troglauer
Vice President
Commercial Loan Operations

Diane D. Torcello
Vice President, Branch Manager

John P. Wheeler
Vice President, Branch Manager

Tompkins Insurance Agencies, Inc.

David S. Boyce
President & CEO

David J. Cecere
Executive Vice President
Personal Insurance

Frank Vitagliano, Jr.
Senior Vice President

Jason A. Beachel
Vice President

Gregory C. Knicley
Vice President
Commercial Insurance

JoAnne M. McInerney
Vice President, Employee Benefits

Timothy J. Spezzano
Vice President

Joseph A. Teresi, Jr.
Vice President

Suzanne M. Winkelman
Vice President, Operations

Don H. Herman
Treasurer & CFO

Tompkins Financial Advisors

Laurie A. Haelen
Managing Director
Western New York

Anthony L. Gugino
Executive Vice President
Senior Wealth Advisor

Donald P. Burger
Vice President, Investments

Dean M. Hutchinson
Vice President
Wealth Advisor, Financial Planning

Stephen C. Krauss
Vice President
Senior Wealth Advisor

John C. Lawson
Vice President
Executive Compensation

David L. MacIntyre
Vice President
Brokerage/Insurance Services

William G. May
Vice President
Tax Services

Brenda S. Ockun
Vice President
Marketing

Francis L. Ostrom
Vice President
Senior Wealth Advisor

Kathryn L. Shirer
Vice President
Senior Wealth Advisor

James M. Sperry
Vice President
Wealth Advisor
Risk Management Manager

H. Jay Watson
Vice President
Senior Financial Planner

Hudson Valley

Mahopac National Bank

Gerald J. Klein, Jr.
President & CEO

Kathleen M. Rooney*
Executive Vice President
Marketing Sales &
Service Effectiveness Manager

Brian A. DaSilva
Senior Vice President
Credit Administration Manager

Rosemary G. Hyland
Senior Vice President
Director of Human Resources

John R. Kraus
Senior Vice President
Senior Commercial Loan Officer

Peter K. Abt
Regional Vice President
Commercial Banking

David M. DeMilia
Regional Vice President
Commercial Banking

Timothy L. Every
Regional Vice President
Commercial Banking

Ronald L. Ferri
Regional Vice President
Commercial Banking

Kim A. Arco
Vice President, Branch Manager

Verna M. Belcastro
Vice President
Human Resources

Debbie M. Callaghan
Vice President
Human Resources Manager, HV

Noreen B. Brancaccio
Vice President
Bank BSA/AML & Security Officer

Charles Hellmich
Vice President
Sales Effectiveness Manager

Carol A. L'Heureux
Vice President
Community Banking Manager

Eleanor E. Hunt
Vice President
Senior Customer Service Representative

Beth Ann Lewis
Vice President, Branch Manager

Lisa L. McPartland
Vice President
Credit Administration Manager

Kathy Lee Scannello
Vice President
Residential Lending Manager

Tompkins Financial Advisors

Tiffany C. O'Toole
Managing Director
Hudson Valley

Gregory Keefe
Vice President
Senior Trust Officer

William D. Winters
Vice President
Senior Wealth Advisor &
Trust Officer

* Retiring 2012

Corporate Information

Tompkins Financial Corporation Corporate Officers

Stephen S. Romaine
President & CEO

James W. Fulmer
Vice Chairman

David S. Boyce
Executive Vice President

Robert B. Bantle*
Executive Vice President

Francis M. Fetsko
Executive Vice President
CFO & Treasurer

Gregory J. Hartz
Executive Vice President

Gerald J. Klein, Jr.
Executive Vice President

Kathleen M. Rooney*
Executive Vice President
Corporate Marketing Officer

Richard W. Page
Senior Vice President
Chief Technology Officer

Randy C. Lovell*
Vice President
Corporate Risk Manager

Linda M. Carlton
Assistant Vice President
Corporate Secretary

* Retiring 2012

Corporation Office

Tompkins Financial Corporation
P.O. Box 460
Ithaca, NY 14851
(607) 273-3210

Website:
www.tompkinsfinancial.com
E-mail:
shareholder@tompkinsfinancial.com

Subsidiaries

Tompkins Trust Company
P.O. Box 460
Ithaca, NY 14851
(607) 273-3210
www.tompkinstrust.com

The Bank of Castile
90 Main St.
Batavia, NY 14020
(585) 345-0122
www.bankofcastile.com

Mahopac National Bank
1441 Route 22
Brewster, NY 10509
(845) 278-1000
www.mahopacnationalbank.com

Tompkins Insurance Agencies, Inc.
90 Main St.
Batavia, NY 14020
(585) 344-0833
www.tompkinsins.com

Tompkins Financial Advisors
Western New York
179 Sully's Trail, Suite 200
Pittsford, NY 14534
(585) 248-0050
www.tompkinsfinancialadvisors.com

Tompkins Financial Advisors
Central New York
119 East Seneca St.
Ithaca, NY 14851
(607) 273-0037
www.tompkinsfinancialadvisors.com

Tompkins Financial Advisors
Hudson Valley
10 Bank St.
White Plains, NY 10606
(914) 946-1277
www.tompkinsfinancialadvisors.com

Stock Listing

Tompkins Financial Corporation common stock is traded on the NYSE Amex under the symbol TMP.

The Tompkins Financial Stock Purchase Plan is administered by the American Stock Transfer & Trust Company, LLC as transfer agent for Tompkins Financial Corporation. It offers a convenient way for shareholders to increase their investment in the Company. The plan enables shareholders to reinvest all or part of their cash dividends or to make optional cash payments, with some restrictions, in order to purchase shares of Tompkins Financial Corporation common stock without incurring charges for brokerage commissions or service charges. Shareholders who are interested in the plan may receive enrollment information and a plan enrollment application by contacting:

American Stock Transfer & Trust Company, LLC
Toll-free number: 1-877-573-4008
Internet: www.amstock.com

Mailing address:
American Stock Transfer & Trust Company, LLC
Attn: Dividend Reinvestment Department
P.O. Box 922
Wall Street Station
New York, NY 10269-0560

For answers to many of your shareholder questions or to request forms, visit American Stock Transfer & Trust Company's website www.amstock.com or contact:

American Stock Transfer & Trust Company, LLC
Shareholder Relations
59 Maiden Lane – Plaza Level
New York, NY 10038

Overnight address:
6210 15th Avenue
Brooklyn, NY 11219

1-800-937-5449 or 1-718-921-8200
E-mail address: info@amstock.com

Also, Tompkins Financial Stock Purchase Plan enrollment information can be requested and shareholder questions answered by contacting the Company:

Linda M. Carlton, AVP
Corporate Secretary
Tompkins Financial Corporation
P.O. Box 460
Ithaca, NY 14851

1-888-503-5753 or 1-607-274-7299
E-mail address:
lcarlton@tompkinstrust.com

Form 10-K
Copies of the Company's Form 10-K (Annual Report) for 2011, filed with the Securities and Exchange Commission, may be obtained by shareholders, by written request, from Francis M. Fetsko, Executive Vice President and Chief Financial Officer, P.O. Box 460, Ithaca, NY 14851. Copies can also be obtained from our website: www.tompkinsfinancial.com

Go Green

If you would like to receive future Tompkins Financial Corporation Corporate Reports and proxy materials electronically, please follow the instructions on your proxy card for voting via the internet and select the option for electronic transmission of proxy materials.

MIX
Paper from responsible sources
FSC® C008168
FSC www.fsc.org

The savings below are achieved when PC recycled paper is used in place of virgin fiber. This project uses 8,040 lbs of paper which has a postconsumer recycled percentage of 10%.

7 trees preserved for the future

20 lbs waterborne waste not created

2,869 gallons wastewater flow saved

317 lbs solid waste not generated

625 lbs net greenhouse gases prevented

4,783,800 BTUs energy not consumed


www.tompkinsfinancial.com